NAME OF REGISTRANT:
Franklin Strategic Series
File No. 811-06243


EXHIBIT ITEM No. 77D: Policies with respect to security investments




                            FRANKLIN STRATEGIC SERIES
                         MINUTES OF THE REGULAR MEETING
                            OF THE BOARD OF TRUSTEES

                                  July 15, 2004


RESOLVED, that the current language of the prospectus of Franklin Flex Cap Growth Fund (the "Fund") describing the Fund's main investment strategy be revised to state substantially as follows:

          "Under normal market conditions, the Fund invests primarily in equity securities of companies that the manager believes have the potential for capital appreciation. The Fund has the flexibility to invest in companies located, headquartered, or operating inside and outside the United States, across the entire market capitalization spectrum from small, emerging growth companies to well-established, large-cap companies.

          The Fund may invest a substantial portion of its assets in equity securities of companies headquartered or conducting a substantial portion of their operations in, or generating a substantial portion of their revenue from business within, the state of California. When suitable opportunities are available, the Fund may invest in initial public offerings of securities, and may also invest a small portion of its assets in private or illiquid securities, such as late stage venture capital financings. A substantial portion of the Fund's investments may be in smaller and mid-size companies..."

     and

FURTHER RESOLVED, that the Fund's non-fundamental policy that it will normally invest a majority of its assets in the equity and debt securities of companies headquartered or conducting a majority of their operations in the state of California be eliminated; and


/s/MURRAY L. SIMPSON
--------------------
Murray L. Simpson
Secretary